

February 5, 2021

Richard Maasland
Chief Accounting Officer
AerCap Holdings N.V.
AerCap House
65 St. Stephen's Green
Dublin D02 YX20
Ireland

> **Re: AerCap Holdings N.V.**
> **Form 20-F for Fiscal Year Ended December 31, 2019**
> **Filed March 5, 2020**
> **File No. 001-33159**
> **Response Dated December 17, 2020**

Dear Mr. Maasland:

We have reviewed your December 17, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 25, 2020 letter.

Form 20-F for the Fiscal Year ended December 31, 2019

Note 3. Summary of significant accounting policies
Maintenace rights and lease premium, net, page F-15

1.   Refer to prior comment 3. Please revise your disclosure to clarify that your use of the term end of lease (EOL) contracts does not refer to separate contracts with your customers but a subset of provisions within your lease agreements that relate to the end of the lease term. Also, clarify in your disclosure the distinction between lease agreements with EOL and MR provisions.

<u>Accrued maintenance liability, page F-17</u>

2.   Refer to prior comment 4. Please revise your disclosure, similar to your response to prior comment 4, to clarify your accounting for maintenance expense and your accrued maintenance liability.

    You may contact Patrick Kuhn at (202) 551-3308 or Lyn Shenk at (202) 551-3380 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services